================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For August 14, 2006

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   [X]           Form 40-F   [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [ ]                 No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

================================================================================

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        International Uranium Corporation
                                        ---------------------------------
                                                   (Registrant)


Date:  August 14, 2006                  By:  /s/  Ron F. Hochstein
       --------------------                  ---------------------
                                             Ron F. Hochstein, President and CEO


                                  EXHIBIT INDEX


Exhibit Number             Description
--------------             -----------

       1                   Third Quarter Report for period ending June 30, 2006

REPORT TO SHAREHOLDERS
3RD QUARTER 2006
(U.S. DOLLARS)

On June 14, 2006 International Uranium Corporation ("IUC" or the "Company") made its long awaited announcement that it is re-commencing mining operations in the United States. As many of you may know, the last time some of these mines were operating was 1998-99 and in fact some have not been operating since the mid-1980's. Even though the mines have been dormant for a number of years, they are in very good condition. Over the past year, prior to the decision to restart mining operations, Company representatives have been inspecting the mine workings in order to be prepared for a smooth startup of the mining operations. The decision to restart mining operations was a long awaited decision. We had originally anticipated opening the operations when uranium prices reached the $35.00 per pound level. However, as we began our work to evaluate this decision we found that the mining and operating costs at the mines and at the Company's White Mesa Mill had increased quite significantly, thus requiring a higher uranium price. We have now reached that level, and we would like to thank our shareholders for their patience.

At this point in time contractors have been selected for the three mining operations on the Colorado Plateau (the Sunday, Pandora and Topaz mines) that will be the first to start up. We are currently reviewing contracts with those mine contractors with the goal of starting mining operations within the next 7 to 10 days. The first truck load of uranium/vanadium ore arriving at the White Mesa Mill will indeed be a great day for IUC! Our announcement to restart the mines has resulted in a lot of activity for the many small miners in the area of the Mill. We have received a significant amount of interest in initiating an ore purchase program and in setting up toll milling agreements. Based on this initial level of interest, the Company is anticipating publishing an ore buying schedule within the next 4 to 6 weeks, which potentially could bring in a considerable quantity of mill feed. If the amount of ore from the ore purchase program and toll milling agreements is large enough, the Company may consider accelerating its start date for conventional mill operations from January 2008 to 2007.

Permitting of the Henry Mountains Complex operations continues to proceed as planned, with the permits anticipated to be received in February 2007. Mining operations at the Tony M mine in the Henry Mountains Complex will begin as soon as the permits are issued.

The Company's White Mesa Mill continues to operate, processing alternate feed materials that are expected to result in the production of approximately 500,000 pounds of U(3)O(8). Originally we anticipated producing 500,000 pounds during this fiscal year but due to ongoing mechanical issues at the Mill a portion of this production will be pushed to fiscal 2007. As of the end of this quarter, the Company has produced approximately 88,000 pounds of uranium as yellowcake from this Mill run, with another 130,000 pounds in-process. During the quarter, the Company signed a Memorandum of Agreement with the State of Utah for the engineering design review and issuance of a Construction Permit for the re-lining of tailings Cell 4A at the Mill. The State is near completion of its design review. However, because of the longer than anticipated time taken for their review, the Company may have to push construction off to 2007 versus this year as originally planned. This will not impact our production plans, but the delays highlight the issue that faces the U.S. uranium industry, which is the lack of resources that many of the regulators are experiencing. This is going to impact and delay many potential producers as they attempt to move their projects forward.

On June 13, 2006, the Utah Department of Environmental Quality, Division of Radiation Control, granted the Company an amendment to its radioactive materials license to receive and process up to 32,000 tons of alternate feed material from FMRI's Muskogee Facility located in Muskogee, Oklahoma. This represents a new source of alternate feed material for the Mill. With the increase in uranium price, the Company's focus has shifted to its exploration, mining and processing activities; however, the alternate feed business which the Company began developing in 1998 will continue to provide a source of Mill feed and additional contribution to the Mill overhead and fixed costs. On July 13, 2006, the Glen Canyon Group of the Utah Chapter of the Sierra Club filed a request for a petition to intervene to attempt to have the FMRI license amendment overturned. The issues that the plaintiffs are raising are very similar to the issues raised on several previous license amendment challenges, which were subsequently dismissed by the U.S. Nuclear Regulatory Commission. The Company will defend this action.

In the Athabasca Basin region of Northern Saskatchewan, Canada, the Company began its summer drilling program at the Moore Lake project where there are currently two drills operating. A third drill is scheduled to be operating within the next week. During the summer program, the Company and its joint venture partner will drill an estimated 17,500 metres and will continue to test the 527 and 525 Zones, as well as follow up on the Avalon and West Venice grids. Results will be released as they become available.

In addition to the Moore Lake exploration program, IUC has extensive field programs underway on a number its wholly owned and optioned properties in the Basin. A drill program on Cameco's Park Creek project, where the Company is incurring expenditures to earn up to a 75% interest, will also be starting within the next 7 to 10 days. The drill camp was set up this past week and equipment is being mobilized to begin the 2,200 metre drill program. A third drill program will also be underway by mid-August on the Sims Lake project in Labrador, where the Company is earning up to a 75% interest from Consolidated Abaddon Resources Ltd. Ground geophysical crews are currently being mobilized to complete this work prior to drilling.

In April, the Company began its largest exploration program ever undertaken in Mongolia, with over 65,000 metres of drilling and 10,000 km of autogamma surveys planned. The program includes work on the Gurvan Saihan Joint Venture properties in which the Company holds a 70% interest, as well as on our 100% owned properties and on the Erdene Gold properties, in which the Company has an option to earn a 65% interest. The program is about 50% complete at this time, and although the results to date have not identified any ore grade mineralization, a number of areas have been identified for further follow up.

In early June, the Mongolian parliament passed an amended Mineral Law. The Law is not yet in place, however, because the Speaker of Parliament and the President's signatures are required before the Law will be formally passed. The amended Mineral Law contains a number of troublesome issues, such as the right of the government to "purchase" up to 34% of any deposit of strategic importance, increases in license and mining fees, establishment of work commitments, and an increase in the royalty rate for minerals from 2.5% to 5.0%. The Company is continuing to evaluate the impact of the amended Mineral Law on its 100% owned and Erdene Gold joint venture properties. The Gurvan Saihan Joint Venture has a Mineral Agreement which supersedes the Mineral Law. Although the Mineral Law amendments are troublesome, the Mongolian parliament also passed an amended tax law which reduced the Value Added Tax from 15% to 10 and the corporate income tax rate from 30% to 25%, and which instituted other tax incentives. The Company will continue its 2006 exploration and development programs and will evaluate its Mongolian assets following these programs later this year.

By the end of June the uranium price was $45.50 per pound which surpasses the highest reported spot price of $45.00 per pound previously on record. During the third quarter the uranium price rose 12%, and since the end of the quarter has risen an additional 4% or $1.75 per pound to $47.25 per pound uranium.

For the third quarter ended June 30, 2006, IUC recorded net income of $758,323 ($0.01 per share) and net income of $1,728,696 ($0.02 per share) for the first nine months of fiscal 2006, as compared to net income of $449,193 ($0.01 per share) and a net income of $111,585 ($0.00 per share) for the third quarter and first nine months of fiscal 2005, respectively. The net income generated during the third quarter of fiscal 2006 resulted primarily from interest income and foreign exchange gains.

The Company has filed an application with the regulators to change its fiscal year from an October 1 - September 30 fiscal year to a January 1 -- December 31 fiscal year. If approved, the 2006 fiscal year will be 15 months long, which will mean that the Company will file a fourth quarter report for the quarter ending September 30, 2006 and then file the Annual Report for the year ending December 31, 2006. In addition, the Company is in the process of preparing a listing application on the American Stock Exchange, and anticipates submitting it within the next couple of weeks.

Given that the Company's securities are already registered in the United States, the application for a listing on an American stock exchange is a natural progression.

The Company continues to be encouraged by the strong long-term fundamentals of the uranium market. Activities in Saskatchewan, Mongolia and the United States are focused on developing the Company's existing assets, and the Company continues to expand its uranium exploration activities and aggressively evaluate potential acquisition opportunities to add to its asset portfolio.

ON BEHALF OF THE BOARD,


"Ron F. Hochstein"
Ron F. Hochstein,
President & CEO

August 14, 2006

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Nine Months Ended June 30, 2006
(Unaudited) -- Prepared by Management)
Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") of International Uranium Corporation and its subsidiary companies and joint ventures (collectively, the "Company") for the nine months ended June 30, 2006 provides a detailed analysis of the Company's business and compares its financial results with those of the same period from the previous year. This MD&A is dated as of August 10, 2006 and should be read in conjunction with the Company's unaudited interim consolidated financial statements for the nine months ended June 30, 2006 and the Company's audited consolidated financial statements and MD&A for the fiscal year ended September 30, 2005. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. References to the "2006 Period" and "2005 Period" relate to the nine months ended June 30, 2006 and 2005, respectively. All references to years such as "2006" or "2005" relate to the fiscal years ended September 30 of those years.

Other continuous disclosure documents, including the Company's press releases, quarterly and annual reports and Annual Report on Form 20-F, are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and elsewhere in the Company's quarterly report for the 2006 Period constitute "forward-looking statements". Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and detailed under RISK FACTORS in the Company's Form 20-F.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration, mining and milling activities and other operating and development risks, competition, environmental regulations, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, milling recoveries, ability to attract and retain skilled employees, the ability to find and retain qualified contractors, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt and renewal of licenses, permits and approvals from governmental authorities.

OVERVIEW

The Company owns the White Mesa uranium mill (the "Mill") and several uranium and uranium/vanadium mines in the United States and is engaged in uranium exploration in the Athabasca Basin region of Saskatchewan, Canada and in Mongolia. Through its Mill, located in Utah, the Company is also in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals to be sold by the Company. As a result of the recent re-opening of a number of the Company's U.S. mines, the Mill is also scheduled to process conventional ore starting in 2007/2008.

RESULTS OF OPERATIONS

GENERAL

The Company recorded net income of $1,728,696 ($0.02 per share) for the 2006 Period compared with $111,585 ($0.00 per share) for the 2005 Period.

Revenues totaled $1,399,077 for the 2006 Period compared with $50,479 for the 2005 Period, an increase of $1,348,598. Expenses totaled $5,243,532 for the 2006 Period compared with $6,923,764 for the 2005 Period, a decrease of $1,680,232 due primarily to a write-down of mineral properties of $1,869,790 recorded during the 2005 Period. Other income and expenses totaled a net other income of $5,573,151 for the 2006 Period compared with $6,621,671 for the 2005 Period, a decrease of $1,048,520.

REVENUES

For the 2006 Period, revenues of $1,399,077 consisted primarily of process milling fees of $1,395,798 (2005 Period: $50,479) generated through a toll milling agreement. Under this agreement, the Company completed the processing

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Nine Months Ended June 30, 2006
(Unaudited) -- Prepared by Management)
Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

of approximately 500 tons of ore during the 2006 Period and received a gross process milling fee of $1,373,999, less a consulting fee payable to a third party of $398,432 included in process milling expenditures.

During the 2006 Period, the Company continued to receive alternate feed materials. Alternate feed materials, usually classified as waste products by the processing facilities that generate these materials, contain uranium that can be recovered at the Mill as an environmentally preferable alternative to direct disposal. The Company receives a fee for a majority of its alternate feed materials once they are delivered to the Mill. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded.

During the 2006 Period, the Company received alternate feed materials from a commercial metals producer. The Company receives a fee on receipt of these materials representing approximately 22% of the total fees from that producer, which is recorded as revenue, and a recycling fee, representing the remaining 78% of the fees from that producer, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. The Company also received material from the Linde site, a Formerly Utilized Sites Remedial Action Program or FUSRAP site in the United States. A portion of the Linde fees, equal to the costs that are incurred receiving the materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the materials are processed at which time revenues are recognized. Also during the 2006 Period, the Company continued to receive high-grade alternate feed materials under its existing contract with Cameco Corporation. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced.

During the 2006 Period, alternate feed materials received totaled 2,523 tons of alternate feed materials (2005 Period: 2,454 tons). The Company anticipates that receipt of alternate feed materials will continue to be at reduced levels until the fourth quarter of 2006 when a new alternate feed source is expected to begin shipments to the Mill. At June 30, 2006, approximately 47,091 tons of alternate feed materials remained in stockpile waiting to be processed during the current mill run.

The Mill had been on stand-by since May 2003 and began processing its stockpile of high-grade alternate feed materials on March 21, 2005. As of June 30, 2006, there were approximately 3,374 tons of these high-grade materials at the Mill to be processed, containing approximately 379,000 pounds of uranium.

At June 30, 2006, the Company had produced and currently holds approximately 88,000 pounds of uranium from these materials with a market value of approximately $4.2 million. In view of the continued rise in uranium prices expected by the Company, it currently does not have commercial forward sales commitments for the projected uranium production and will determine the most appropriate timing for its uranium sales. The Company continues to hold approximately 65,000 pounds of vanadium in inventory, as vanadium pregnant liquor, for future sale.

The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of a U.S. Department of Energy ("DOE") alternate feed program for the Mill. This 50/50 joint venture is carried out through Urizon Recovery Systems, LLC ("Urizon"). The DOE has chosen a contractor who will manage the disposition of the materials that would be the feedstock for the Urizon program, in conjunction with the closure of an existing DOE site. The joint venture currently expects that a decision will be made by the DOE and its contractor in 2006 as to how DOE intends to proceed on the disposition of the material, and that the joint venture will have an opportunity to propose the Urizon Program to the DOE contractor as a suitable disposition option for this feedstock. The financial results for Urizon are included in the Company's financial statements on a proportionate consolidation basis.

PROCESS MILLING AND MILL STAND-BY EXPENDITURES

Process milling expenditures were $2,398,080 for the 2006 Period compared with $7,328 for the 2005 Period, an increase of $2,390,752 as a result of the Mill startup and operation. This increase includes the consulting fee of $398,432 paid by the Company as disclosed above under REVENUES. Mill stand-by expenditures were Nil for the 2006 Period compared with $1,069,953 for the 2005 Period, representing the pre-startup expenditures of the Mill.

Both process milling and mill stand-by expenditures consist primarily of payroll and related expenses for personnel, environmental programs, contract services and other overhead expenditures required to operate the Mill or to maintain the Mill on stand-by.

GENERAL AND ADMINISTRATIVE

General and administrative expenses were $2,845,452 for the 2006 Period compared with $3,813,803 for the 2005 Period, a decrease of $968,351. This decrease was primarily the result of the following changes:

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Nine Months Ended June 30, 2006
(Unaudited) -- Prepared by Management)
Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

a) inclusion of $750,481 of general and administrative expenses of Fortress on a consolidated basis for the 2005 Period compared to Nil for the 2006 Period;

b) stock-based compensation expense of $6,793 for the 2006 Period compared to $935,090 for the 2005 Period, for a decrease of $928,297;

c) offset by an increase in consulting and other fees of $185,352 for the 2006 Period relating to compliance with Section 404 of the Sarbanes-Oxley Act; and

d) offset by an increase in other public company expenses of $179,869 due to additional compliance costs.

General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.

STOCK-BASED COMPENSATION

Stock-based compensation was $280,183 for the 2006 Period, of which $273,390 is included in capitalized mineral property expenditures and $6,793 is included in general and administrative expense, compared with $935,090 for the 2005 Period included in general and administrative expense.

OTHER INCOME AND EXPENSES

Other income and expenses totaled a net $5,573,151 for the 2006 Period compared with $6,621,671 for the 2005 Period, a decrease of $1,048,520. This decrease was due primarily to a one-time gain of $2,923,219 from the sale of short-term investments and minority interest of $916,687 relating to Fortress, both during the 2005 Period, offset by increases during the 2006 Period in gain on foreign exchange of $1,814,947 and $930,734 in net interest and other income.

Net interest and other income were $1,424,946 for the 2006 Period compared with $494,212 for the 2005 Period, an increase of $930,734 due primarily to an increase of $727,044 in interest income and the recognition of $118,710 in other income relating to the termination of a joint venture agreement on a certain mineral property in Utah. Interest income increased significantly as a result of two private placements completed during the 2006 Period providing the Company with net cash proceeds of $42,241,851. Gain on foreign exchange was $2,240,355 for the 2006 Period compared with $425,408 for the 2005 Period, an increase of $1,814,947. Foreign exchange gains are due to the effects of the overall strengthening of the Canadian dollar as compared to the U.S. dollar. As the Company's cash and cash equivalents are held primarily in Canadian dollars, a continued strengthening of the Canadian dollar as compared to the U.S. dollar results in additional gains on foreign exchange being recognized upon translation to U.S. dollars for financial reporting purposes.

Dilution gain was $2,319,277 for the 2006 Period compared with $1,932,252 for the 2005 Period, an increase of $387,025, while minority interest recovery was Nil for the 2006 Period compared with $916,687 for the 2005 Period. Dilution gain represents the Company's proportionate share of the increase in Fortress' net assets resulting from the issuance of common shares by Fortress over the same period. Minority interest represents the minority interest's proportionate share of Fortress' loss for the period since acquisition. As an offset to these increases, the Company's share in the net loss incurred by Fortress was $393,753 for the 2006 Period compared to $122,087 for the 2005 Period reflecting the application of the equity method to account for the Company's investment in Fortress.

MINERAL PROPERTIES

GENERAL

Capitalized mineral property expenditures were $22,390,203 at June 30, 2006 compared with $13,412,885 at September 30, 2005, an increase of $8,977,318 during the 2006 Period of which $6,542,205 was incurred in Canada, $857,473 was incurred in the United States and $1,577,640 was incurred in Mongolia. Capitalized mineral property expenditures were $7,775,306 at June 30, 2005 compared with $6,171,263 at September 30, 2004, an increase of $1,604,043 during the 2005 Period net of a write-down of mineral property of $1,869,790.

URANIUM EXPLORATION

During 2004, the Company acquired interests in and staked a number of uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. The Company continues to increase its land position in the Athabasca Basin region through option agreements and land staking.

During 2005, the Company exercised its option to acquire a 75% interest in the Moore Lake Property from JNR, subject to a 2.5% net smelter return royalty. Pursuant to the exercise terms under the option agreement, the

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Nine Months Ended June 30, 2006
(Unaudited) -- Prepared by Management)
Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

Company incurred a minimum Cdn $4,000,000 in exploration expenditures and purchased common shares of JNR for $317,458 (Cdn $400,000). The Company and JNR have entered into a 75/25 joint venture agreement for this property.

During the 2006 Period, the Company entered into the following arrangements relating to its exploration properties:

a) The Company acquired an option from Consolidated Abaddon Resources Inc. to earn a 51% interest in the Huard-Kirsch Lakes Property located in the eastern part of the Athabasca Basin, Saskatchewan. The Company paid Cdn $25,000 in cash and is required to incur Cdn $1.5 million in exploration expenditures on or before November 1, 2008 to earn its interest;

b) The Company and JNR Resources Inc. formed a 60/40 joint venture to explore a number of claims in the Bell Lake area located in the northern part of the Athasbasca Basin. These claims are subject to a 2% net smelter returns royalty;

c) The Company acquired an option from Consolidated Abaddon Resources Inc. to earn up to a 75% interest in the Sims Lake Property located in the west central part of Labrador. The Company is required to pay Cdn $40,000 in cash and incur Cdn $450,000 in exploration expenditures over two years to earn an initial 51% interest and incur further exploration expenditures of Cdn $1 million on or before January 1, 2010 to earn an additional 24% interest. These claims are subject to a 2% net smelter returns royalty; and

d) The Company signed a letter of intent with Cameco Corporation for an option to earn up to a 75% interest in the Park Creek Property located in the eastern part of the Athabasca Basin. The Company is required to incur exploration expenditures of Cdn $2.8 million over three years to earn an initial 49% interest and a further Cdn $3 million over two years to earn an additional 26% interest.

Mineral property expenditures to June 30, 2006 were incurred primarily on the Company's Canadian and Mongolian exploration properties, where the Company is undertaking extensive drilling programs augmented by geophysical and geological field programs.

Capitalized mineral property expenditures on the Moore Lake Property were $8,543,144 at June 30, 2006 (June 30, 2005: $4,574,562) compared with $6,719,079 at September 30, 2005 (September 30, 2004: $1,779,392), an increase of $1,824,065 during the 2006 Period (2005 Period: $2,795,170) as a result of drilling and geological field programs. The remainder of the Canadian-based capitalized mineral property expenditures relate to other projects in the Athabasca Basin region, for a total of $7,316,100 at June 30, 2006 (June 30, 2005: $1,418,563) compared with $2,597,960 at September 30, 2005 (September 30,
2004: $529,786), an increase of $4,718,140 during the 2006 Period (2005 Period:
$888,777) as a result of land staking costs, geological field, geophysical and drilling programs.

The Company has a 70% interest in the Gurvan Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Capitalized mineral property expenditures on the Gurvan Saihan Joint Venture were $2,209,216 at June 30, 2006 (June 30, 2005: $404,509) compared with $983,904 at September 30, 2005
(September 30, 2004: $35,198), an increase of $1,225,312 during the 2006 Period (2005 Period: $369,311) as a result of a major drilling program.

The Company also conducts uranium exploration in Mongolia on its 100% owned licenses. Capitalized mineral property expenditures for these licenses were $449,044 at June 30, 2006 (June 30, 2005: $170,709) compared with $238,596 at
September 30, 2005 (September 30, 2004: $17,878), an increase of $210,448 during the 2006 Period (2005 Period: $152,831) as a result of drilling programs which began during the period.

During 2005, the Company entered into an agreement with Erdene Gold Inc. ("Erdene") to acquire a 65% interest in Erdene's Mongolian uranium properties in consideration for expenditures of Cdn $6 million over a four-year period. In addition, the Company purchased, by way of private placement, one million common shares of Erdene at a price of Cdn $1.00 per share. Capitalized mineral property expenditures on these properties were $553,154 at June 30, 2006 (June 30, 2005:
Nil) compared with $411,274 at September 30, 2005 (September 30, 2004: Nil), an increase of $141,880 during the 2006 Period (2005 Period: Nil) as a result of drilling programs.

URANIUM MINING AND DEVELOPMENT

In June 2006, the Company announced the recommencement of active mining operations at a number of its U.S. uranium/vanadium mines. Mining activity will commence during the fourth quarter of 2006 and mined ore will be stockpiled at the Mill.

During 2005, the Company was successful in a competitive bid for a state lease in southeastern Utah. The Company paid an initial cash payment of $1 million and annual advance minimum royalty and rental payments of $60,013. This property is adjoined by a number of privately-held, unpatented mining claims acquired by the Company that together comprise the Tony M Mine. These private claims were acquired for $200,000 in cash payments and 250,000

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Nine Months Ended June 30, 2006
(Unaudited) -- Prepared by Management)
Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

common shares of the Company, of which 147,000 common shares were issued at a value of $906,722. The remainder of the shares will be issued subject to confirmation of certain title matters. The Tony M Mine adjoins the Company's existing Bullfrog exploration property, which together are now referred to as the "Henry Mountains Complex". During 2005, the Company announced initiation of permitting for mining of the Henry Mountains Complex.

Capitalized mineral property expenditures in the United States were $3,319,545 at June 30, 2006 (June 30, 2005: $1,206,963) compared with $2,462,072 at
September 30, 2005 (September 30, 2004: Nil), an increase of $857,473 during the 2006 Period (2005 Period: $1,206,963) primarily as a result of development expenditures incurred on the Colorado Plateau and permitting expenditures on the Henry Mountains Complex.

INVESTMENT IN FORTRESS MINERALS CORP.

On June 23, 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. ("Fortress"), a company incorporated in Canada and listed for trading on the TSX Venture Exchange. In exchange, the Company received 28,000,000 common shares of Fortress, representing 63.14% of the issued and outstanding common shares of Fortress at that time. The Company has since participated in two private placement financings and acquired a further 1,232,500 common shares of Fortress at a total cost of $757,565 (Cdn $918,000).

At June 30, 2006, the Company held 29,232,500 common shares of Fortress, representing 41.66% of its issued and outstanding common shares, with a market value of $29,855,805 (Cdn $33,325,050) based on the closing price as of that date. The Company also holds a share purchase warrant to acquire an additional 366,250 common shares at a price of Cdn $0.60 per share until expiry on September 1, 2006. Since April 30, 2005, the Company has applied the equity method to account for its investment in Fortress.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

====================================================================================================================
                                                        2006             2006            2006             2005
                                                         Q3               Q2              Q1               Q4
--------------------------------------------------------------------------------------------------------------------

Total revenues                                   $         2,131  $       666,025 $       730,921  $        80,337
Net income (loss)                                        758,323          839,696         130,677       (2,405,150)
Basic and diluted earnings (loss) per share                 0.01             0.01            0.00            (0.03)
====================================================================================================================

====================================================================================================================
                                                        2005             2005            2005             2004
                                                         Q3               Q2              Q1               Q4
--------------------------------------------------------------------------------------------------------------------
Total revenues                                   $        46,509  $           341 $         3,629  $       389,194
Net income (loss)                                        449,193          292,394        (708,625)         632,242
Basic and diluted earnings (loss) per share                 0.01             0.00           (0.01)            0.01
====================================================================================================================

Refer to RESULTS OF OPERATIONS above for disclosure of the 2006 Period changes.

Variations in the results of operations for each of the quarters of 2005 are primarily the result of changes in expense and other income/expense items. Results for 2006 Q3 include a gain on foreign exchange of $1,755,575. Results for 2006 Q2 include a dilution gain of $1,761,695 relating to the investment in Fortress. Results for 2005 Q1 include a gain on foreign exchange of $542,543. Results for 2005 Q2 include stock-based compensation of $277,831 and write-down of mineral property of $1,869,790, offset by a gain on sale of short-term investments of $2,893,377 and minority interest of $793,372. Results for 2005 Q3 include stock-based compensation of $657,259 and equity in loss in Fortress of $122,087, offset by a dilution gain of $1,860,784. Results for 2005 Q4 include process milling expenditures of $1,431,516 and equity in loss in Fortress of $556,866.

Variations in the results of operations for 2004 Q4 are primarily due to a dilution gain of $548,549 and minority interest of $94,327.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $32,808,027 at June 30, 2006 compared with $6,111,119 at September 30, 2005, an increase of $26,696,908 during the 2006
Period. This increase was due primarily to net cash proceeds of $42,241,851 received from the issuance of common shares through private placements, offset primarily by mineral property expenditures of $9,402,046 and net cash used in operating activities of $3,887,124.

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Nine Months Ended June 30, 2006
(Unaudited) -- Prepared by Management)
Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

Working capital was $35,824,164 at June 30, 2006 compared with $4,244,274 at September 30, 2005, an increase of $31,579,890 during the 2006 Period. This increase was due primarily to the $26,696,908 increase in cash and cash equivalents as discussed above, and increases in trade and other receivables and inventories as discussed below.

Net cash used in operating activities was $3,887,124 during the 2006 Period compared with $2,137,501 during the 2005 Period, an increase of $1,749,623. Net cash used in operating activities are comprised of net loss for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the 2006 Period include increases of $1,652,279 (2005 Period: $1,089,324 decrease) in trade and other receivables and $3,283,750 (2005 Period: $1,829,945) in inventories. The increase in trade and other receivables during the 2006 Period is primarily the result of exploration expenditures incurred by the Company charged back to a joint venture partner. The increase in inventories during the 2006 Period consists primarily of process milling costs relating to the alternate feed material processing and the approximately 88,000 pounds of yellowcake produced to June 30, 2006.

Net cash used in investment activities was $11,182,220 during the 2006 Period compared with $4,108,637 during the 2005 Period, an increase of $7,073,583. This increase was due primarily to an increase of $3,539,656 in expenditures on mineral properties during the 2006 Period and the effects of $4,013,179 in net cash received from the sale of short-term investments during the 2005 Period. During the 2006 Period, mineral property expenditures were $9,402,046 (2005
Period: $5,862,390), portfolio investment purchases were $634,118 (2005 Period:
$1,094,280) and plant and equipment purchases totaled $764,414 (2005 Period:
$747,511). During the 2006 Period, restricted investments increased by $381,642 (2005 Period: $340,657) as a result of interest income.

During the 2006 Period, the Company completed two significant equity financings for total gross proceeds of $43,702,776 (Cdn $51,587,500). On October 14, 2005, the Company completed a private placement of 6,000,000 common shares at a price of Cdn $7.50 per share for gross proceeds of $38,010,648 (Cdn $45,000,000). On December 5, 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of Cdn $7.75 per share for gross proceeds of $5,692,128 (Cdn $6,587,500) which funds are restricted to eligible Canadian exploration expenditures. Net proceeds from these private placement financings totaled $42,241,851. During the 2006 Period, the Company participated in a private placement to purchase an additional 500,000 common shares of Fortress at a price of Cdn $1.25 per share for a total cost of $537,496 (Cdn $625,000).

In total, these sources and uses of cash resulted in a net cash inflow of $26,696,908 during the 2006 Period compared with a net cash outflow of $605,452 during the 2005 Period.

The Company's existing cash and cash equivalents balance and, to a lesser degree, its expected cash flow from its 2006 operations are sufficient to satisfy its anticipated working capital requirements, capital expenditure requirements and planned exploration programs for at least the next twelve months. Additional funding through the issuance of common shares or flow-through common shares may be required to fund future corporate opportunities. Flow-through common shares provide a mechanism whereby the tax benefits of certain Canadian exploration and development expenditures incurred or to be incurred by the Company are renounced or "flowed-through" to the subscribers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the 2006 Period, the Company had the following related party transactions:

a) incurred legal fees of $34,644 (2005 Period: $40,825) with a law firm of which a partner is a director of the Company;

b)   incurred management and administrative service fees of $141,039 (2005
     Period: $117,186) with a company owned by the Chairman of the Company which provides investor relations, office premises, secretarial and other services in Vancouver at a rate of Cdn $18,000 per month plus expenses. At June 30, 2006, an amount of Nil (September 30, 2005: $70,238) was due to this company;

c) provided mine reclamation management and engineering support services of $3,279 (2005 Period: Nil) on a cost plus basis to a company with common directors. At June 30, 2006, an amount of Nil (September 30, 2005: $80,337) was due from this company; and

d) provided executive and administrative services to Fortress and charged an aggregate $80,479 (2005 Period: Nil) for such services. At June 30, 2006, an amount of $36,057 (September 30, 2005: $28,696) was due from Fortress relating to this agreement.

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Nine Months Ended June 30, 2006
(Unaudited) -- Prepared by Management)
Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

OUTSTANDING SHARE DATA

At June 30, 2006 and August 10, 2006, there were 88,472,066 common shares issued and outstanding and stock options outstanding to purchase a total of 2,043,000 common shares, for a total of 90,515,066 common shares on a fully-diluted basis.

CRITICAL ACCOUNTING ESTIMATES

The Company's significant accounting policies are summarized in Note 2 of the audited consolidated financial statements of the Company for the fiscal year ended September 30, 2005. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management's best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.

Significant areas critical in understanding the judgments that are involved in the preparation of the Company's consolidated financial statements and the uncertainties inherent within them include the determination of impairment of long-lived assets, assets retirement obligations and stock-based compensation.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company's long-lived assets consist of plant and equipment, mineral properties and intangible asset. These assets are recorded at cost and, as to plant and equipment and intangible asset, depreciated on a straight-line basis over their estimated useful lives of three to fifteen years. Expenditures relating to mineral properties are capitalized at cost, less recoveries in the pre-production stage, until such time these properties are put into commercial production, sold or abandoned. Upon commencement of production, capitalized mineral property expenditures will be charged to the results of operations over the estimated life of the mine in accordance with the unit-of-production method.

At the end of each accounting period, the Company reviews the carrying value of its long-lived assets based on a number of factors. For capitalized mineral property expenditures, these factors include analysis of exploration results, permitting considerations and current economics. Should an impairment be determined, the Company would write-down the recorded value of the long-lived asset to fair value.

ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations consist of estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties, and have been determined based on engineering estimates of the costs of reclamation, in accordance with and reviewed periodically by state regulatory requirements. In the case of the Mill, the cost estimates are reviewed annually by the State of Utah Department of Environmental Quality, and adjusted by the Company to reflect the estimated costs of reclamation.

Applicable regulations require the Company to estimate reclamation costs on an undiscounted basis under the assumption that the reclamation would be performed at any time by a third party contractor. Management estimates that, once a decision is made to commence reclamation activities, substantially all of these activities could be completed in approximately 24-30 months. During the 2006 Period, the Mill's estimated reclamation liability increased by $943,795 to $11,893,975 (2005: $331,285 increase to $10,950,180). During the 2006 Period, the estimated reclamation liability for the Company's mines increased by $36,144 to $2,020,844 (2005: unchanged at $1,984,700). Elements of uncertainty in estimating decommissioning and reclamation costs include potential changes in regulatory requirements, and in decommissioning and reclamation alternatives. Actual costs may be significantly different from those estimated.

The Company has posted bonds (collateralized by cash and cash equivalents and fixed income securities) in favor of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona as partial collateral for these liabilities and has deposited fixed income securities on account of these obligations.

STOCK-BASED COMPENSATION

Effective October 1, 2004, the Company retroactively adopted, without restatement, the amended standards of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870: Stock-Based Compensation and Other Stock-Based Payments ("Section 3870") which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Nine Months Ended June 30, 2006
(Unaudited) -- Prepared by Management)
Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

Section 3870 requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. This model requires the calculation of certain variables, including the volatility of the Company's stock price, requiring various estimates and assumptions to be made by management. Actual results may be significantly different from those calculated using this model.

Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees. The intrinsic value-based method of accounting was applied to stock options granted to employees which did not result in additional stock-based compensation expense as the exercise price was equal to the market price on the grant date. Pro forma disclosure of net income (loss) and earnings (loss) per share had the fair value-method been applied to stock options granted to employees is required.

The Company adopted the amendments to Section 3870 on a retroactive basis without restatement of prior periods. As a result, a cumulative adjustment of $773,655 to opening deficit effective October 1, 2004 has been reported separately on the consolidated statements of deficit. This adjustment represents the fair value of stock options granted to employees of $737,904 during 2004 and $35,751 during 2003.

CHANGES IN ACCOUNTING POLICIES

In January 2005, the CICA issued the following new accounting standards, effective October 1, 2006:

a) CICA Handbook Section 1530: "Comprehensive Income" establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The impact of this new standard is discussed below in c);

b) CICA Handbook Section 3251: "Equity" establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company is not expected to have a material impact; and

c) CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement" establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet. At June 30, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income. This new standard may have a material impact on the Company's financial statements commencing in 2007.

CONTRACTUAL OBLIGATIONS

At June 30, 2006, the Company had a reclamation liability of $13,914,819, the timing of which will depend upon the Company's business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa Mill and U.S. mining operations at any time, the Company currently has no intention of placing the Mill or U.S. mines into reclamation.

In addition, the Company's contractual obligations at June 30, 2006 are as follows:

====================================================================================================================
                                                      Less Than                                           After
                                       Total          One Year        1-3 Years        4-5 Years         5 Years
--------------------------------------------------------------------------------------------------------------------
Operating lease obligations      $      378,006  $        46,524  $       299,247 $        32,235  $             -
====================================================================================================================

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the Mill's reclamation estimate annually with applicable regulatory authorities. The Mill and mine reclamation estimates at June 30, 2006 are $13,914,819, which are expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Nine Months Ended June 30, 2006
(Unaudited) -- Prepared by Management)
Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. At June 30, 2006 and September 30, 2005, the amount of these restricted investments collateralizing the Company's reclamation obligations was $13,245,940 and $12,881,972, respectively. The increase of $363,968 was due to interest income from these investments.

As mentioned in previous reports, the Company has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have yet to be determined and may be significant.

RESEARCH AND DEVELOPMENT

The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feed materials are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

Since October 1, 2003, uranium prices have increased over 270%, from $12.20 per pound to $45.50 per pound at the end of June 2006. As of August 10, 2006, the uranium spot price had increased an additional $2.25 to $47.25 per pound. The uranium market fundamentals are strong and most analysts do not forecast any weakening of uranium prices over the next 3 to 5 years. As a result of the increase in the price of uranium, the Company acquired and staked Canadian uranium exploration properties in 2004 and 2005 and has commenced an aggressive exploration program on certain of those properties, as well as restarted its uranium exploration program in Mongolia. In addition the Company began processing a high-grade uranium alternate feed material at the Mill. Vanadium prices are currently trading in the range of $8.00 to $9.00 per pound V(2)O(5), off from their peak of $25.00 to $30.00 per pound reached earlier in 2005. Historical vanadium prices range from $1.20 to $6.00 per pound V2O5. Based on the strong uranium fundamentals and the vanadium market projections, in June 2006 the Company announced the recommencement of mining operations at a number of its U.S. uranium/vanadium mines. Operations at the mines will begin during the fourth quarter of 2006.

The Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company. This capacity, however, is expected to run out within the next one to three years given the recommencement of the Company's U.S. mining operations. In order to provide additional tailings capacity, the Company will reline the existing tailings Cell 4A, at an estimated cost of $4.0 - $5.0 million. In addition, if Cell 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.5 million, which would require an increase in the Mill's reclamation bond by that amount. The Company has submitted engineering plans to the State of Utah for review. The relining of Cell 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the next several years.

RISKS AND UNCERTAINTIES

Exploration for and development of mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

Under the United States Nuclear Regulatory Commission's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Nine Months Ended June 30, 2006
(Unaudited) -- Prepared by Management)
Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

The Company is required to comply with environmental protection laws and regulations and permitting requirements, and anticipates that it will be required to continue to do so in the future. Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the area of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs of reclamation or the viability of the operations.

OUTLOOK

In June 2006, the Company announced the re-opening of a number of its U.S. uranium/vanadium mines. Mining is scheduled to begin during the fourth quarter of 2006 with mined ore stockpiled at the Mill. The Company plans to begin development activities on one mine and commence mining operations at three other mines, all on the Colorado Plateau.

The Mill is continuing to process alternate feed material and is expected to produce approximately 500,000 pounds of U(3)O(8) from the processing of a high-grade alternate feed material, of which approximately 210,000 pounds are scheduled to be produced during 2006. The current mill run began in March 2005 and is anticipated to last through to the second quarter of 2007. The Company does not have any fixed contracts for this material and will evaluate commercial opportunities for sale of the material throughout the year.

The Company's exploration programs continue through 2006, both in Canada and Mongolia. Currently, the Company has two drilling programs underway at the Moore Lake Joint Venture and Park Creek project. In addition to the drilling programs, the Company has significant field programs on a number of its properties.

In Mongolia, the Company has drilled over 30,000 meters with about 35,000 meters remaining in the drill program on its Joint Venture properties, its 100% owned and Erdene optioned properties. The Company will continue to monitor the Mongolian political situation, in particular the amendments to the Mineral Law, and their potential impacts to the Company's exploration and development programs.

The Company is well financed for its planned 2006 programs and will continue to aggressively evaluate acquisition and growth opportunities.

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------

====================================================================================================================
                                                                                June 30,           September 30,
                                                                                  2006                  2005
--------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT
  Cash and cash equivalents                                              $       32,808,027    $        6,111,119
  Trade and other receivables                                                     2,218,268               565,989
  Inventories                                                                     6,607,395             3,323,645
  Prepaid expenses and other                                                        181,974               125,204
--------------------------------------------------------------------------------------------------------------------

                                                                                 41,815,664            10,125,957

Long-term investments (Notes 2 & 3)                                               8,035,193             4,938,055
Plant and equipment, net                                                          4,528,079             3,217,702
Mineral properties (Note 4)                                                      22,390,203            13,412,885
Intangible asset, net                                                               578,125               625,000
Restricted investments (Note 5)                                                  13,245,940            12,881,972
--------------------------------------------------------------------------------------------------------------------

                                                                         $       90,593,204    $       45,201,571
====================================================================================================================

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                               $        2,085,736    $        2,092,479
  Notes payable                                                                      27,307                16,557
  Deferred revenue                                                                3,878,457             3,772,647
--------------------------------------------------------------------------------------------------------------------

                                                                                  5,991,500             5,881,683

Notes payable, net of current portion                                                22,063                19,016
Reclamation obligations (Note 6)                                                 13,914,819            12,934,880
Future income tax liability                                                       5,496,460             1,460,897
Other long-term liability                                                            99,593                99,593
--------------------------------------------------------------------------------------------------------------------

                                                                                 25,524,435            20,396,069
--------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Share capital (Note 8)
 Authorized: Unlimited number of common shares without par value
 Issued and outstanding: 88,472,066 shares (September 30, 2005:
 81,569,066 shares)                                                              94,418,952            56,145,784
Contributed surplus (Notes 9 & 10)                                                2,064,680             1,803,277
Deficit                                                                         (31,414,863)          (33,143,559)
--------------------------------------------------------------------------------------------------------------------

                                                                                 65,068,769            24,805,502
--------------------------------------------------------------------------------------------------------------------

                                                                         $       90,593,204    $       45,201,571
====================================================================================================================

Commitments and contingencies (Note 13)



ON BEHALF OF THE BOARD OF DIRECTORS:


"Ron F. Hochstein"                              "William A. Rand"
-------------------------------                 --------------------------------
Ron F. Hochstein                                William A. Rand


         See accompanying notes to the consolidated financial statements

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Interim Consolidated Statements of Operations
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------

====================================================================================================================
                                                 Three Months Ended June 30,         Nine Months Ended June 30,
                                                    2006             2005              2006              2005
--------------------------------------------------------------------------------------------------------------------
REVENUES

Process milling                                 $      2,131   $       46,509   $    1,395,798    $        50,479
Engineering services (Note 7)                              -                -            3,279                  -
--------------------------------------------------------------------------------------------------------------------

                                                       2,131           46,509        1,399,077             50,479
--------------------------------------------------------------------------------------------------------------------

EXPENSES

Process milling expenditures                         600,571            3,358        2,398,080              7,328
Mill stand-by expenditures                                 -                -                -          1,069,953
Bad debts                                                  -                -                -             64,801
General and administrative                         1,077,159        1,461,359        2,845,452          3,813,803
General exploration                                        -                -                -             98,089
Write-down of mineral properties (Note 4)                  -                -                -          1,869,790
--------------------------------------------------------------------------------------------------------------------

                                                   1,677,730        1,464,717        5,243,532          6,923,764
--------------------------------------------------------------------------------------------------------------------

Loss from operations                              (1,675,599)      (1,418,208)      (3,844,455)        (6,873,285)

OTHER INCOME AND EXPENSES

Net interest and other income                        495,922          183,561        1,424,946            494,212
Gain (loss) on foreign exchange                    1,755,575         (115,607)       2,240,355            425,408
Gain on sale of land and equipment                         -           10,900                -             98,138
Gain on sale of short-term investments                     -                -                -          2,923,219
Loss on sale of restricted investments                (2,169)         (16,317)         (17,674)           (46,158)
Equity in loss of Fortress Minerals Corp.           (317,703)        (122,087)        (393,753)          (122,087)
Dilution gain                                        502,297        1,860,784        2,319,277          1,932,252
Minority interest                                          -           66,167                -            916,687
--------------------------------------------------------------------------------------------------------------------

Income (loss) for the period before taxes            758,323          449,193        1,728,696           (251,614)

Recovery of future income taxes                            -                -                -            363,199
--------------------------------------------------------------------------------------------------------------------

Net income for the period                       $    758,323   $      449,193   $    1,728,696    $       111,585
====================================================================================================================

Earnings per share:
  Basic                                         $       0.01   $         0.01   $         0.02    $          0.00
  Diluted                                               0.01             0.01             0.02               0.00
====================================================================================================================

Weighted-average number of shares outstanding:
  Basic                                           88,446,418       81,071,055       87,940,089         80,334,938
  Diluted                                         90,232,119       82,452,165       90,271,255         81,762,262
====================================================================================================================


         See accompanying notes to the consolidated financial statements

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Interim Consolidated Statements of Deficit
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------

====================================================================================================================
                                                 Three Months Ended June 30,         Nine Months Ended June 30,
                                                    2006             2005              2006              2005
--------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period as
 previously reported                         $   (32,173,186)  $  (31,108,979)  $  (33,143,559)   $   (29,997,716)

Retroactive effect of change in accounting
 policy for stock-based compensation
 (Note 9)                                                 -                -                -           (773,655)
--------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period as restated         (32,173,186)     (31,108,979)     (33,143,559)       (30,771,371)

Net income for the period                            758,323          449,193        1,728,696            111,585
--------------------------------------------------------------------------------------------------------------------

Deficit, end of period                       $   (31,414,863)  $  (30,659,786)  $  (31,414,863)   $   (30,659,786)
====================================================================================================================


         See accompanying notes to the consolidated financial statements

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Interim Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------

====================================================================================================================
                                                 Three Months Ended June 30,         Nine Months Ended June 30,
CASH PROVIDED BY (USED IN):                         2006             2005              2006              2005
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income for the period                    $       758,323   $      449,193   $    1,728,696    $       111,585
Items not affecting cash:
  Amortization                                        15,625           15,625           46,875             46,875
  Depreciation                                       141,068          126,858          397,832            334,773
  Bad debts                                                -                -                -             64,801
  Stock-based compensation                             6,793          657,259            6,793            935,090
  Write-down of mineral properties                         -                -                -          1,869,790
  Gain on sale of land & equipment                         -          (10,900)               -            (98,138)
  Gain on sale of short-term investments                   -                -                -         (2,923,219)
  Loss on sale of restricted investments               2,169           16,317           17,674             46,158
  Equity in loss of Fortress Minerals Corp.          317,703          122,087          393,753            122,087
  Dilution gain                                     (502,297)      (1,860,784)      (2,319,277)        (1,932,252)
  Minority interest                                        -          (66,167)               -           (916,687)
  Recovery of future income taxes                          -                -                -           (363,199)
Changes in non-cash working capital items:
  Decrease (increase) in trade and
   other receivables                                (278,682)         (51,933)      (1,652,279)         1,089,324
  Increase in inventories                         (1,405,056)      (1,347,544)      (3,283,750)        (1,829,945)
  Decrease (increase) in other current
   assets                                            204,366          170,478          (56,770)           172,489
  Increase in accounts payable and
   accrued liabilities                               271,283          335,358          727,519            585,627
  Increase in reclamation obligations                      -                -                -            331,285
  Increase in deferred revenue                        17,535          160,207          105,810            216,055
--------------------------------------------------------------------------------------------------------------------

Net cash used in operating activities               (451,170)      (1,283,946)      (3,887,124)        (2,137,501)
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of portfolio investments                          -         (831,340)        (634,118)        (1,094,280)
Investment in Fortress Minerals Corp.                      -         (396,842)               -           (180,387)
Purchase of plant and equipment                     (355,917)        (130,549)        (764,414)          (747,511)
Proceeds from sale of short-term investments               -                -                -          4,013,179
Proceeds from sale of surplus land and
 equipment                                                 -           16,171                -            103,409
Expenditures on mineral properties                (4,220,615)      (1,398,151)      (9,402,046)        (5,862,390)
Increase in restricted investments                  (133,718)         (86,356)        (381,642)          (340,657)
--------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities             (4,710,250)      (2,827,067)     (11,182,220)        (4,108,637)
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in notes payable                  (6,386)          (3,902)          13,797            (11,511)
Issuance of common shares for:
  Private placements                                       -                -       42,241,851          5,374,952
  Exercise of stock options                           48,100           16,876           48,100            277,245
Subscription for common shares of Fortress                 -                -         (537,496)                 -
--------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities             41,714           12,974       41,766,252          5,640,686
--------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and
 cash equivalents                                 (5,119,706)      (4,098,039)      26,696,908           (605,452)
Cash and cash equivalents,
 beginning of period                              37,927,733       15,537,542        6,111,119         12,044,955
--------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period     $    32,808,027   $   11,439,503   $   32,808,027    $    11,439,503
====================================================================================================================

Supplemental cash flow information (Note 12)


         See accompanying notes to the consolidated financial statements

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Nine Months Ended June 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

     These unaudited interim consolidated financial statements of International Uranium Corporation and its subsidiary companies and joint ventures (collectively, the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for interim financial statements. As a result, they do not conform in all respects with the disclosure requirements for annual financial statements under Canadian GAAP, and should be read in conjunction with the Company's audited consolidated financial statements for the fiscal year ended September 30, 2005. References to the "2006 Period" and "2005 Period" relate to the nine months ended June 30, 2006 and 2005, respectively.

     All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods have been reflected. The results for the 2006 Period have been stated utilizing the same accounting policies and methods of application as the Company's audited consolidated financial statements for the fiscal year ended September 30, 2005.

2.   LONG-TERM INVESTMENTS

     ===============================================================================================================
                                                                                  June 30,         September 30,
                                                                                    2006                2005
     ---------------------------------------------------------------------------------------------------------------
     Portfolio investments                                                  $      2,785,717   $      2,151,599
     Investment in Fortress Minerals Corp. (Note 3)                                5,249,476          2,786,456
     ---------------------------------------------------------------------------------------------------------------

                                                                            $      8,035,193   $      4,938,055
     ===============================================================================================================

     At June 30, 2006, portfolio investments consist of common shares of four publicly-traded companies acquired by the Company at a cost of $2,785,717 (September 30, 2005: $2,151,599), with an aggregate market value of $13,701,639 (September 30, 2005: $7,105,564). During the 2006 Period, the
     Company acquired additional equity interests at a cost of $634,118 through the exercise of share purchase warrants. At June 30, 2006, the Company held share purchase warrants to acquire additional equity interests in one of the companies for a total subscription price of $180,737.

3.   INVESTMENT IN FORTRESS MINERALS CORP.

     At June 30, 2006, the Company held 29,232,500 common shares (September 30, 2005: 28,732,500 common shares) of Fortress Minerals Corp. ("Fortress"), representing 41.66% (September 30, 2005: 44.39%) of its issued and outstanding common shares, and a share purchase warrant to acquire an additional 366,250 common shares at a price of Cdn $0.60 per share until expiry on September 1, 2006. During the 2006 Period, the Company participated in a private placement to purchase an additional 500,000 common shares of Fortress at a price of Cdn $1.25 per share for a total cost of Cdn $625,000 ($537,496).

     Through this investment, the Company is deemed to have significant influence over Fortress for accounting purposes. Accordingly, the Company applies the equity method to account for its investment in Fortress.

4.   MINERAL PROPERTIES

     At June 30, 2006 and September 30, 2005, mineral properties are comprised of exploration properties located in Canada and Mongolia, and uranium/vanadium mines in the United States. Capitalized mineral property costs relating to the mines were previously written-off and charged to the results of operations during 1999.

     The Company's mineral property interests are held directly or through option or joint venture agreements.

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Nine Months Ended June 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

4.   MINERAL PROPERTIES (continued)

     A summary of mineral property expenditures is presented below:

     ===============================================================================================================
                                                                      Nine Months Ended June 30, 2006
                                                              Beginning                                Ending
                                                               Balance          Expenditures          Balance
     ---------------------------------------------------------------------------------------------------------------
     Canadian uranium properties:
       Moore Lake Joint Venture                         $      6,719,079    $      1,824,065   $      8,543,144
       Other                                                   2,597,960           4,718,140          7,316,100
     Mongolian uranium properties:
       Gurvan Saihan Joint Venture                               983,904           1,225,312          2,209,216
       Other                                                     649,870             352,328          1,002,198
     U.S. uranium/vanadium mines                               2,462,072             857,473          3,319,545
     ---------------------------------------------------------------------------------------------------------------

                                                        $     13,412,885    $      8,977,318   $     22,390,203
     ===============================================================================================================

     ===============================================================================================================
                                                                       Year Ended September 30, 2005
                                                              Beginning                                Ending
                                                               Balance          Expenditures          Balance
     ---------------------------------------------------------------------------------------------------------------
     Canadian uranium properties:
       Moore Lake                                       $      1,779,392    $      4,939,687   $      6,719,079
       Other                                                     529,786           2,068,174          2,597,960
     Mongolian uranium properties:
       Gurvan Saihan Joint Venture                                35,198             948,706            983,904
       Other                                                      17,878             631,992            649,870
     U.S. uranium/vanadium mines on standby                            -           2,462,072          2,462,072
     Mongolian precious/base metal properties (Note 3)         3,809,009          (3,809,009) (1)             -
     ---------------------------------------------------------------------------------------------------------------

                                                        $      6,171,263    $      7,241,622   $     13,412,885
     ===============================================================================================================

     (1) At September 30, 2005, the accounts of Fortress were no longer reported on a consolidated basis; therefore, its Mongolian precious/ base metal properties were excluded from mineral properties as reported on the Company's consolidated balance sheet.

     During the 2006 Period, the Company entered into the following arrangements relating to its exploration properties:

     a) The Company acquired an option from Consolidated Abaddon Resources Inc. to earn a 51% interest in the Huard-Kirsch Lakes Property located in the eastern part of the Athabasca Basin, Saskatchewan. The Company paid Cdn $25,000 in cash and is required to incur Cdn $1.5 million in exploration expenditures on or before November 1, 2008 to earn its interest;

     b) The Company and JNR Resources Inc. formed a 60/40 joint venture to explore a number of claims in the Bell Lake area located in the northern part of the Athabasca Basin. These claims are subject to a 2% net smelter returns royalty;

     c) The Company acquired an option from Consolidated Abaddon Resources Inc. to earn up to a 75% interest in the Sims Lake Property located in the west central part of Labrador. The Company is required to pay Cdn $40,000 in cash and incur Cdn $450,000 in exploration expenditures over two years to earn an initial 51% interest and incur further exploration expenditures of Cdn $1 million on or before January 1, 2010 to earn an additional 24% interest. These claims are subject to a 2% net smelter returns royalty; and

     d) The Company signed a letter of intent with Cameco Corporation for an option to earn up to a 75% interest in the Park Creek Property located in the eastern part of the Athabasca Basin. The Company is required to incur exploration expenditures of Cdn $2.8 million over three years to earn an initial 49% interest and a further Cdn $3 million over two years to earn an additional 26% interest.

     During the 2005 Period, the Company recorded a write-down of mineral property of $1,869,790 relating to a decision by Fortress not to pursue its option on the Shiveen Gol Property, a precious/base metal property located in Mongolia.

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Nine Months Ended June 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

5.   RESTRICTED INVESTMENTS

     The Company has cash and cash equivalents and fixed-income securities on deposit to collateralize its reclamation and certain other obligations (Note 6).

     ===============================================================================================================
                                                                                  June 30,         September 30,
                                                                                    2006                2005
     ---------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents                                              $      4,180,731   $      2,573,336
     Fixed income securities                                                       9,065,209         10,308,636
     ---------------------------------------------------------------------------------------------------------------

                                                                            $     13,245,940   $     12,881,972
     ===============================================================================================================

6.   RECLAMATION OBLIGATIONS

     The Company's asset retirement obligations consist of estimated future decommissioning and reclamation costs of the Company's White Mesa Mill (the "Mill") and mining properties, and have been determined based on engineering estimates of the costs of reclamation, in accordance with legal and regulatory requirements. These cost estimates are reviewed periodically by applicable regulatory authorities. In the case of the Mill, the cost estimates are reviewed and adjusted annually by the Company to reflect the estimated costs of reclamation and reviewed by the State of Utah Department of Environmental Quality. During the 2006 Period, the Company recorded additional reclamation liability of $943,795 relating to the Mill (Note
     13).

     ===============================================================================================================
                                                                                Nine Months
                                                                                   Ended             Year Ended
                                                                                  June 30,         September 30,
                                                                                    2006                2005
     ---------------------------------------------------------------------------------------------------------------
     Reclamation obligations, beginning of period                           $     12,934,880   $     12,603,595
     Additions to liabilities                                                        979,939            331,285
     ---------------------------------------------------------------------------------------------------------------

     Reclamation obligations, end of period                                 $     13,914,819   $     12,934,880
     ===============================================================================================================

     Applicable regulations require the Company to estimate reclamation costs on an undiscounted basis under the assumption that the reclamation would be performed at any time by a third party contractor. Management estimates that, once a decision is made to commence reclamation activities, substantially all of the reclamation activities could be completed in approximately 24-30 months. Although the reclamation obligations recognized represent the fair value of such obligations, elements of uncertainty in estimating decommissioning and reclamation costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs may be materially different from those estimated.

     The Company has posted bonds (collateralized by cash and cash equivalents and fixed income securities) in favor of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona as partial collateral for these liabilities and has deposited fixed income securities on account of these obligations (Note 5).

7.   RELATED PARTY TRANSACTIONS

     During the 2006 Period, the Company had the following related party transactions:

     a) incurred legal fees of $34,644 (2005 Period: $40,825) with a law firm of which a partner is a director of the Company;

     b)   incurred management and administrative service fees of $141,039 (2005
          Period: $117,186) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of Cdn $18,000 per month plus expenses. At June 30, 2006, an amount of Nil (September 30, 2005:
          $70,238) was due to this company;

     c) provided mine reclamation management and engineering support services of $3,279 (2005 Period: Nil) on a cost plus basis to a company with common directors. At June 30, 2006, an amount of Nil (September 30, 2005: $80,337) was due from this company; and

     d) provided executive and administrative services to Fortress and charged an aggregate $80,479 (2005 Period: Nil) for such services. At June 30, 2006, an amount of $36,057 (September 30, 2005: $28,696) was due from Fortress relating to this agreement.

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Nine Months Ended June 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

8.   SHARE CAPITAL

     a)   Authorized: Unlimited number of common shares without par value

     b)   Issued and Outstanding:

          ===========================================================================================================
                                                                                 Number of
                                                                               Common Shares           Amount
          -----------------------------------------------------------------------------------------------------------
          Balance at September 30, 2004                                            79,635,066     $      50,305,480
          -----------------------------------------------------------------------------------------------------------

          Issued for cash:
            Flow-through private placement, net of issue costs of $227,470          1,000,000             5,574,316
            (c)
            Exercise of stock options                                                 787,000               418,365
          Issued for mineral property acquisition (d)                                 147,000               906,722
          Fair value of stock options exercised                                             -               374,997
          Renunciation effects of flow-through private placements                           -            (1,434,096)
          -----------------------------------------------------------------------------------------------------------

                                                                                    1,934,000             5,840,304
          -----------------------------------------------------------------------------------------------------------

          Balance at September 30, 2005                                            81,569,066     $      56,145,784
          -----------------------------------------------------------------------------------------------------------

          Issued for cash:
            Private placement, net of issue costs of $1,230,168 (c)                 6,000,000            36,780,480
            Flow-through private placement, net of issue costs of $230,757            850,000             5,461,371
            (c)
            Exercise of stock options                                                  53,000                48,100
          Fair value of stock options exercised                                             -                18,780
          Renunciation effects of flow-through private placements (c)                       -            (4,035,563)
          -----------------------------------------------------------------------------------------------------------

                                                                                    6,903,000            38,273,168
          -----------------------------------------------------------------------------------------------------------

          Balance at June 30, 2006                                                 88,472,066     $      94,418,952
          ===========================================================================================================

     c)   Private Placements

          In December 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of Cdn $7.75 per share for gross proceeds of Cdn $6,587,500 ($5,692,128). Share issue costs comprised of related expenses and finders' fees totaling $230,757 were incurred, resulting in net proceeds of $5,461,371 from the private placement. These funds are restricted to eligible Canadian exploration expenditures and were renounced to the subscribers in February 2006. As a result, the effects of the foregone tax benefits to the Company have been recorded as additional share issue costs upon renunciation.

          In October 2005, the Company completed a private placement of 6,000,000 common shares at a price of Cdn $7.50 per share for gross proceeds of Cdn $45,000,000 ($38,010,648). Share issue costs comprised of related expenses and finders' fees totaling $1,230,168 were incurred, resulting in net proceeds of $36,780,480 from the private placement.

          In March 2005, the Company completed a private placement of 1,000,000 flow-through common shares at a price of Cdn $7.00 per share for gross proceeds of Cdn $7,000,000 ($5,801,786). Share issue costs comprised of related expenses and finders' fees totaling $227,470 were incurred, resulting in net proceeds of $5,574,316 from the private placement. These funds are restricted to eligible Canadian exploration expenditures and were renounced to the subscribers in February 2006. As a result, the effects of the foregone tax benefits to the Company upon renunciation have been recorded as additional share issue costs totaling $4,035,563.

     d)   Mineral Property

          In September 2005, the Company issued 147,000 common shares at a price of Cdn $7.35 per share for a total value of Cdn $1,080,450 ($906,722) as part of the acquisition of a U.S. uranium property.

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Nine Months Ended June 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

9.   STOCK OPTIONS

     At June 30, 2006, the Company had a stock-based compensation plan reserving for issuance a maximum of 10,700,000 common shares of the Company, as amended periodically by shareholder approval (the "Plan"), and had remaining 3,657,000 common shares available for issuance under the Plan.

     The purpose of the Plan is to attract, retain and motivate directors, officers, key employees and consultants of the Company and to advance the interests of the Company by providing eligible persons with the opportunity to acquire an increased proprietary interest in the Company. Under the Plan, all stock options are granted at the discretion of the Company's board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company's shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have a term of three years without vesting provisions, except for grants to new employees which are subject to vesting provisions over a one-year period.

     A continuity summary of the stock options granted under the Plan is presented below:

     ===============================================================================================================
                                                                 Nine Months Ended              Year Ended
                                                                     June 30,                  September 30,
                                                                       2006                        2005
     ---------------------------------------------------------------------------------------------------------------
                                                                             Weighted-                   Weighted-
                                                                              Average                     Average
                                                                             Exercise                    Exercise
                                                               Number of     Price per    Number of      Price per
                                                                Common         Share        Common         Share
                                                                Shares        (Cdn $)       Shares        (Cdn $)
     ---------------------------------------------------------------------------------------------------------------
     Balance outstanding, beginning of period                  1,863,000   $     2.62      1,940,000  $      0.85

     Granted                                                     233,000         5.48        710,000         5.28
     Exercised                                                   (53,000)        1.01       (787,000)        0.65
     ---------------------------------------------------------------------------------------------------------------

     Balance outstanding, end of period                        2,043,000   $     2.99      1,863,000  $      2.62
     ===============================================================================================================

     Exercisable, end of period                                1,969,000   $     2.90      1,863,000  $      2.62
     ===============================================================================================================

     A summary of stock options outstanding and exercisable at June 30, 2006 is presented below:

     =====================================================================================
                                                          Weighted-
                                                           Average           Average
                                 Range of Exercise     Exercise Price       Remaining
             Number of            Prices per Share        per Share      Contractual Life
           Common Shares              (Cdn $)              (Cdn $)           (Years)
     -------------------------------------------------------------------------------------
              1,110,000                $1.01                $1.01                 0.41
                843,000            $4.27 to $5.88           $5.11                 1.98
                 90,000                $7.53                $7.53                 2.19
     --------------------------                       ------------------------------------

              2,043,000                                     $2.99                 1.14
     ==========================                       ====================================

     Outstanding options expire between November 2006 and May 2009.

     During the 2005 Period, the Company adopted amended accounting standards effective October 1, 2004 requiring a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. This amendment was adopted on a retroactive basis without restatement of prior periods resulting in a cumulative adjustment of $773,655 to opening deficit effective October 1, 2004. Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees.

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Nine Months Ended June 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

9.   STOCK OPTIONS (continued)

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

     ===============================================================================================================
                                                                                        Nine Months Ended
                                                                                            June 30,
                                                                                    2006                2005
     ---------------------------------------------------------------------------------------------------------------
     Risk-free interest rate                                                        3.98%                2.84%
     Expected stock price volatility                                                  64%                  88%
     Expected life                                                                2 years            1.9 years
     Expected dividend yield                                                            -                    -
     Weighted-average fair value per
      share under options granted                                                   $1.74                $1.51
     ===============================================================================================================

     During the 2006 Period, stock-based compensation totaled $280,183 of which $273,390 has been included in capitalized mineral property expenditures related to optionees directly involved with the Company's mineral properties. The remaining $6,793 was recorded and included in general and administrative expenses. During the 2005 Period, stock-based compensation of $935,090 was recorded and included in general and administrative expenses.

10.  CONTRIBUTED SURPLUS

     A continuity summary of contributed surplus is presented below:

     ===============================================================================================================
                                                                                Nine Months
                                                                                   Ended             Year Ended
                                                                                  June 30,         September 30,
                                                                                    2006                2005
     ---------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                           $      1,803,277   $        224,718

     Retroactive effect of change in accounting policy
      for stock-based compensation                                                         -            773,655
     Stock-based compensation as a result of
      stock options granted                                                          280,183          1,179,901
     Value of stock options transferred to share
      capital upon exercise of stock options                                         (18,780)          (374,997)
     ---------------------------------------------------------------------------------------------------------------

     Balance, end of period                                                 $      2,064,680   $      1,803,277
     ===============================================================================================================

11.  SEGMENTED INFORMATION

     a)   Geographic Information

         ===========================================================================================================
                                                           Three Months Ended              Nine Months Ended
                                                                June 30,                        June 30,
                                                          2006            2005           2006             2005
         -----------------------------------------------------------------------------------------------------------
         Revenue:
           United States                          $       2,131     $      46,509    $  1,399,077    $      50,479
         -----------------------------------------------------------------------------------------------------------

         Net income (loss):
           Canada                                 $   1,567,603     $    (983,784    $  3,238,353    $  (1,044,937)
           United States                               (809,266)         (229,302)     (1,504,951)       1,072,013
           Mongolia                                         (14)        1,662,279          (4,706)          84,509
         -----------------------------------------------------------------------------------------------------------

                                                  $     758,323     $     449,193    $  1,728,696    $     111,585
         ===========================================================================================================

--------------------------------------------------------------------------------
INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Nine Months Ended June 30, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)
--------------------------------------------------------------------------------

11.  SEGMENTED INFORMATION (continued)

     ===============================================================================================================
                                                                                     June 30,        September 30,
                                                                                       2006              2005
     ---------------------------------------------------------------------------------------------------------------
     Total assets:
       Canada                                                                  $     59,127,716  $     20,883,541
       United States                                                                 28,288,734        22,784,085
       Mongolia                                                                       3,176,754         1,533,945
     ---------------------------------------------------------------------------------------------------------------

                                                                               $     90,593,204  $     45,201,571
     ===============================================================================================================

     b)   Major Customers

          The Company's business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements with a relatively small number of customers. During the 2006 Period, process milling customers accounted for approximately 99% (2005 Period: 100%) of total revenues. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

12.  SUPPLEMENTAL CASH FLOW INFORMATION

     ===============================================================================================================
                                                           Three Months Ended              Nine Months Ended
                                                                June 30,                        June 30,
                                                          2006            2005            2006            2005
     ---------------------------------------------------------------------------------------------------------------
     Non-cash investing and financing activities:
      Stock-based compensation capitalized as
       mineral property expenditures                $      127,377  $            -  $     273,390   $            -
      Exploration expenditures included in
       accounts payable and accrued liabilities            544,769               -        544,769                -

     Cash received for interest                            462,423         183,534      1,220,436          493,392
     ===============================================================================================================

13.  COMMITMENTS AND CONTINGENCIES

     The Company has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

     Upon final acceptance by the State of Utah of the $943,795 increase in the Mill's reclamation liabilities, the Company will be required to increase the Mill bond and may be required to fund in cash its restricted investments to collateralize the additional liability.

     The Company has committed to payments under operating leases for the rental of office space and office equipment for both the Denver and Saskatoon offices which expire from May 31, 2008 to July 31, 2010. The future minimum lease payments are as follows:

     ===============================================================================================================
     Fiscal Year
     ---------------------------------------------------------------------------------------------------------------
     2006                                                                                      $         46,524
     2007                                                                                               149,927
     2008                                                                                               105,629
     2009                                                                                                43,691
     2010                                                                                                32,235
     ===============================================================================================================